Mail Stop 3561

September 27, 2006

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

> Re: **Shermen WSC Acquisition Corp.**
>   **Amendment No. 4 to Registration Statement on**
>   **Form S-1**
>   **Filed on September 14, 2006**
>   **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter of September 8, 2006. We partially reissue the comment. We continue to note the statement at the bottom of page 52 that, "As a result, the claims that could be made against us are significantly limited and the likelihood that any claim would result in liability extending to the trust is remote." Please reconcile this statement with the disclosure on page 17 that: (i) "Although we will seek to have all vendors … enter

into agreements with us waiving any right … of any kind in or to monies held in the trust account … there is no guarantee that they will enter into such agreements;" (ii) "Nor is there any guarantee that such entities will agree to waive any claims they have in the future … and will not seek recourse against the trust account for any reason;" and (iii) "… we cannot assure you that Mr. Jenkins will be able to satisfy those obligations." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of Mr. Jenkins to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

The Offering, page 3

Liquidation if no business combination, page 8

2.   The prospectus states at page 10 that Mr. Jenkins "will be personally liable to ensure that the proceeds in the trust account are not reduced by claims of vendors or target businesses ..." It appears that this statement should be qualified by the previous statement at page 6 that Mr. Jenkins will be personally liable to pay the company's "debts, obligations and liabilities in excess of the net proceeds of this offering not held in the trust account and one-half of the interest, net of taxes, up to a total of $1,500,000."

Financial Statements

3.   Please provide updated financial statements to comply with the requirements of Rule 3-12 of Regulation S-X.

Other Regulatory

4.   Please provide a currently dated and signed consent in any amendment.

Part II- Exhibits

5.   Please file the remaining exhibits, such as the legality opinion, with the next amendment in order to allow us time to review such exhibits.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler, Esq.
        Fax: (212) 698-3599